ICAHN CAPITAL L.P.
                          767 FIFTH AVENUE, 47TH FLOOR
                            NEW YORK, NEW YORK 10153

JESSE LYNN, ASSISTANT GENERAL COUNSEL                DIRECT DIAL: (212) 702-4331
                                                     EMAIL: JLYNN@SFIRE.COM

                                 March 8, 2012

VIA EDGAR
---------

United States Securities and Exchange Commission
Division of Corporation Finance -- Office of Mergers & Acquisitions One Station Place - 100 F Street, N.E.
Washington D.C. 20549-3628
Attention: Mr. Daniel F. Duchovny, Special Counsel

RE:  CVR ENERGY, INC.
     SCHEDULE TO-T FILED FEBRUARY 23, 2012 BY IEP ENERGY LLC, ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II L.P., ICAHN PARTNERS MASTER FUND III L.P., HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., ICAHN ONSHORE LP, ICAHN OFFSHORE LP, ICAHN CAPITAL L.P.,IPH GP LLC, ICAHN ENTERPRISES HOLDINGS L.P., ICAHN ENTERPRISES G.P. INC., BECKTON CORP., AND CARL C. ICAHN
     FILE NO. 005-83522
     ---------------------------------------------------------------------------

Dear Mr. Duchovny:

     Set  forth  below,  on  behalf  of IEP Energy LLC, Icahn Partners LP, Icahn
Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp., and Carl C. Icahn (collectively, the "Icahn Entities"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received by Keith Schaitkin, General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on March 3, 2012, relating to the Schedule TO-T, filed by the Icahn Entities with the Commission on February 23, 2012.

     This letter is being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via federal express a hard copy of this letter.

     For the convenience of the Staff, each of the Staff's comments is reproduced and is followed by the corresponding response of the Icahn Entities. Capitalized terms have the same meaning as used in the Offer to Purchase.

SCHEDULE TO

Item 10. Financial Statements
-----------------------------

1. Please provide us your analysis as to why you believe that the financial condition of the bidder is not material to a shareholder's decision to participate in the offer. We note that the consideration is not solely cash.

     Item 10 of Schedule TO requires that an offeror furnish financial statements only "when such financial statements are material to a security holder's decision whether to sell, tender or hold the securities sought in the offer. The facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed." Given the facts and circumstances of the Offer, and in particular the terms of the Offer, we do not believe that the historical financial statements of the Offeror and its affiliates are material to the decision of a CVR Energy stockholder to tender shares into the Offer, and accordingly such financial statements are not required.

     Instruction 2 to Item 10 of Schedule TO sets forth the factors which, if satisfied, permit an offeror to determine that its financial statements are not material to a tendering stockholder's investment decision. These factors are not exclusive, however. In our situation, two of the four factors set forth in Instruction 2 are satisfied: (i) the offer is not subject to a financing condition, and (ii) the offer is for all of the outstanding securities of the subject class. As further discussed in our responses below, the consideration being offered to CVR Energy stockholders is comprised of cash and the contingent cash payment right (the "CCP"), which are contractual rights. Clearly, under Item 10, if the consideration were solely cash, the financial statements would not be required. We do not believe that the inclusion of the CCPs in the consideration being offered to CVR Energy stockholders renders the financial statements of the Offeror material to the investment decision.



     The CCPs represent the right to receive cash payments if and only if a sale meeting the conditions described in the CCP Agreement is consummated. When that condition is triggered, there will be, by definition, a sale transaction pursuant to which the Offeror will receive consideration in part attributable to Shares tendered in the Offer and will be required to pay a portion of that consideration to the stockholders who tendered in the Offer. In no event will the Offeror be required to transfer to the stockholders who tendered in the Offer more cash than the consideration the Offeror receives in a sale transaction. As such, the availability of sufficient funds at the time when the cash payments will be made pursuant to the CCPs relates to the consideration that the Offeror will receive in such a transaction and not to the financial condition of the Offeror at any time. In fact, whether or not the Offeror has the ability to pay that consideration prior to such a sale is irrelevant.

     In recent tender offers involving contingent payment rights, the Staff has not required bidders to include financial statements. (See e.g. Adolor Corporation Schedule TO-T filed by Cubist Pharmaceuticals, Inc. and FRD Acquisition Corporation on November 7, 2011 (contingent payment right to be triggered upon FDA approvals and other milestones) and Indevus Pharmaceuticals, Inc., Schedule TO-T filed by BTB Purchaser Inc. and Endo Pharmaceuticals, Inc. on January 7, 2009) (contingent payment right to be triggered upon future sales and regulatory approval milestones). In both Adolor and Indevus, the trigger of the contingent payment right did not directly result in a payment of consideration to the bidder that could be used to satisfy the obligations under the contingent value rights. Further, in both of those tender offers, the contingent payment rights were of a longer duration. The Staff did not require financial statements in either of these tender offers.

OFFER TO PURCHASE

General
-------

2. Please advise how you are complying with the prompt payment requirements in rule 14e-1(c) with respect to the issuance of the CCP. In this respect, please tell us whether the rights that security holders receive would be considered enforceable as of the close of the tender offer under state law.

     The Icahn Entities believe that the Offer complies with the prompt payment requirement of Rule 14e-1(c) with respect to the issuance of the CCP. The CCP represents a binding contractual right to receive an additional cash payment per Share if a definitive agreement for the sale of the Company is executed within nine months following the Expiration Date and such transaction closes. Prompt payment under Rule 14e-1(c) will be satisfied upon acceptance by the Icahn Entities of the Shares tendered in the Offer and payment of the CCP and cash portion, both of which make up the Offer Price. We believe that the Icahn Entities' obligations in respect to the CCPs will become binding upon acceptance of the Shares for payment and that the CCPs will be enforceable by the holders of CCPs under New York law. Our position with respect to compliance with prompt payment under Rule 14e-1(c) is consistent with many past tender offers involving contingent value rights or contingent payment rights that have been reviewed by the Staff.

3. On a related note, given the uncertainty of the total consideration to be paid to security holders, please provide us your analysis of the offer's compliance with the requirements of Item 1004 of Regulation M-A.

     Item 1004(a) of Regulation M-A requires disclosure of the material terms of the transaction. Specifically, Item 1004(a)(1)(ii) requires that, in a tender offer, the bidder disclose the type and amount of consideration to be offered to security holders. The CCP represents an additional cash payment per Share only if a definitive agreement for the sale of the Company is executed within nine months following the Expiration Date and such transaction closes. In the Offer to Purchase, the Icahn Entities have disclosed in detail the consideration offered and how the CCPs will provide an additional cash payment should the Company be sold within the stated period. The Offer Price, which includes the $30 per Share cash portion and the CCP, is disclosed on the cover page to the Offer to Purchase, in the Summary Term Sheet and is described in further detail in the body of the Offer to Purchase. The terms of the CCP are described throughout the Offer to Purchase and in the CCP Agreement included in the Offer to Purchase as
     Schedule II. See for example the disclosure on pages 26 - 27 in Section 11 under the sub-heading "The Contingent Cash Payment Agreement." We believe that the terms of the CCP are disclosed as required by Item 1004(a)(1)(ii) of Regulation M-A.

Cover Page
----------

4. Please revise your cover page to highlight that security holders may only receive the cash consideration payable at the expiration of the tender offer ($30) and consider advising security holders that those persons tendering should assume the possibility that the only consideration they receive is $30 per share.

     The Icahn Entities believe that the disclosure in the Offer to Purchase makes clear that security holders will only receive the additional cash payment pursuant to the CCP if the Company is sold within the stated time period and the other provisions of the CCPs are met. However, in response to the Staff's comment, we will file an amendment to our Schedule TO reflecting a revised cover page. In the first paragraph on the cover page we will include the following sentence:

     Security holders will receive only the cash portion of the Offer Price if the Company is not sold within nine months following the Expiration Date or the terms of the CCP are not otherwise met.

Summary Term Sheet, page 1
--------------------------

5. Please tell us whether you are able to quantify the fees and expenses you expect will be incurred in a sale of the company that would result in the payment of the CCP.

     The Icahn Entities respectfully advise the Staff that at this time we are not able to quantify the fees and expenses that may be incurred in a sale of the Company.

Purpose of the Offer, page 25
-----------------------------

6. Please revise the section captioned "The Contingent Cash Payment Agreement" to clarify how the fair market value of consideration in a CCP Transaction would be calculated, as set forth in section 7(c)(v) of the Contingent Cash Payment Agreement.

     In response to the Staff's comment, we will file an amendment to our Schedule TO reflecting a revision to the section captioned "The Contingent Cash Payment Agreement" to clarify how the fair market value of consideration in a CPP Transaction would be calculated, as set forth in section 7(c)(v) of the Contingent Cash Payment Agreement. On page 26 of the Offer to Purchase we will add the following disclosure to the first paragraph:

       In the case of consideration other than cash, the fair market value of such non-cash consideration shall be (i) in the case of consideration in the form of securities that are listed on either the New York Stock Exchange or the Nasdaq Market, the average closing price for the 30 trading days immediately preceding the CCP Transaction Date and (ii) in the case of all other non-cash consideration the fair market value of such non-cash consideration as determined in good faith by the Board of Directors of the Offeror.

Conditions of the Offer, page 29
--------------------------------

7. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note the "Sale Condition" where you state that you may terminate the offer if the company's current board of directors shall have commenced, prior to the expiration of the offer, "a process reasonably satisfactory to [you] to sell the company, and the company shall have publicly announced that (ii) the company will provide credible potential buyers with the opportunity to provide typical due diligence." In this condition, you have reserved the unilateral control to assert a condition under several circumstances. Therefore, through this condition you have created the implication that you may conduct an illusory offer in potential contravention of Section 14(e). Please revise your disclosure accordingly.

     In response to the Staff's comments we will delete "reasonably satisfactory to the Offeror" and "credible" from the condition. We believe the remaining provisions in the condition are objectively verifiable.

8. On a related note, it appears that the aggregation of conditions 2 and 3 at the top of page 30 result in your having control over the assertion of condition 2 and thus create the implication that are conducting an illusory offer. Please revise your disclosure accordingly.

     The Icahn Entities respectfully submit that the existence of both the Poison Pill Condition and the Board Condition as described on page 30 of the Offer to Purchase, which have appeared in many tender offers since the invention of the Poison Pill, does not make the Offer illusory.

9. We note the language in the last paragraph in this section that your failure "at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right." If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

     We confirm our understanding that if an event triggers a listed offer condition, and we determine to proceed with the offer anyway, we may have waived the offer condition. We further confirm our understanding that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, we should inform security holders how we intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

10. Please refer to the same paragraph referenced immediately above. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

     We confirm that when an offer condition is triggered and we decide to proceed with the offer anyway, the Staff believes that this constitutes a waiver of the triggered condition(s). We further confirm our understanding that, depending on the materiality of the waived condition and the number of days remaining in the offer, we may be required to extend the offer and recirculate new disclosure to security holders.

11. We note your disclosure at the end of this section that in determining whether the minimum condition has been satisfied, you "may" take into account warrants, options or other rights to acquire shares. Please tell us your basis for treating these securities in this manner. We note that your minimum tender condition is defined as "that number of Shares which, when added to any Shares already owned by the Offeror, its subsidiaries and their affiliates, represents a majority of the issued and outstanding Shares on a fully diluted basis as of the Expiration Date."

     In response to the Staff's comment we will file an amendment to our Schedule TO reflecting a revision of this disclosure to replace "may" with "will".

Each Icahn Entity acknowledges that:

- such Icahn Entity is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- such Icahn Entity may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If  you  have  any  questions  regarding, please contact the undersigned at
(212)  702-4331  or  Keith  Schaitkin,  General  Counsel,  at  (212)  702-4380.

                                             Very truly yours,


                                             /s/ Jesse Lynn
                                             --------------
                                             Jesse Lynn